EXHIBIT 99.1

TransAlta Reports Third Quarter 2016 Results

CALGARY, Alberta (November 4, 2016) – TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA; NYSE: TAC) today reported third quarter 2016 comparable EBITDA(1) of $244 million and comparable FFO(1) of $163 million, an increase of $25 million and $37 million, respectively, compared to last year. Improved results compared to last year were driven by solid operating performance across the fleet, improved water and wind resources, cost reduction initiatives, and contributions from renewables assets acquired in 2015. Year-to-date, comparable EBITDA was $771 million and comparable FFO was $535 million compared to comparable EBITDA and FFO of $677 million and $497 million, respectively, for the same period in 2015.

“Our third quarter performance was a continuation of a sustainable trend for delivering solid quarterly performance,” said Dawn Farrell, President and Chief Executive Officer. “The resiliency of our financial performance is attributable to contributions from renewables assets acquired in the second half of 2015, solid performance from our gas and renewables portfolio, and cost reduction initiatives implemented in 2015 along with contracting and hedging that helped to mitigate the impact of low power prices in Alberta and the Pacific Northwest.”

Third Quarter Highlights

•	We continued to advance the construction of the South Hedland power project. During the quarter, the first fire on natural gas was achieved with procurement and manufacturing activities coming to a close. We continue to expect the project to be delivered on schedule and on budget in mid-2017.

•	At September 30, 2016, we had a total of $2.1 billion of committed credit facilities with liquidity of $1.7 billion comprised of cash of $0.2 billion and $1.5 billion of undrawn capacity on the committed credit facilities. The $0.6 billion of credit utilized under these facilities was comprised entirely of letters of credit. We are in compliance with the terms of the credit facilities and all undrawn amounts are fully available. We expect to increase liquidity by year-end by executing against our project finance plan. The incremental liquidity will be used to complete the construction of South Hedland and repay maturing debt in 2017.

•	In August, we extended our syndicated credit facility and three bilateral credit facilities by one year to 2020 and 2018, respectively. Key terms and covenants remain unchanged. The extended facilities provide us financial flexibility to achieve our financial transition.

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(1) These items are not defined under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results. Refer to the Comparable FFO and Comparable FCF and Earnings and Other Measures on a Comparable Basis sections of this quarter’s MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.

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Third Quarter 2016 Segmented Financial Review

Comparable EBITDA (in CAD$ millions)	3 Months Ended		9 Months Ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
Canadian Coal	99	101	295	267
U.S. Coal(1)	13	9	27	41
Canadian Gas(1)	53	50	174	155
Australian Gas(1)	32	31	96	88
Wind and Solar	32	23	129	111
Hydro	19	15	62	54
Energy Marketing	10	6	39	11
Corporate	(14)	(16)	(51)	(50)
Total Comparable EBITDA	244	219	771	677

•	Canadian Coal: Comparable EBITDA decreased by $2 million during the third quarter compared to the same period in 2015 while year-to-date, comparable EBITDA increased by $28 million compared to last year. Cost reductions and good availability resulting from lower derates during the summer partially offset the higher fuel costs.

•	U.S. Coal: Comparable EBITDA was up $4 million for the quarter, compared to the same period in 2015, but $14 million lower on a year-to-date basis compared to 2015. Higher economic dispatching caused by lower prices in the Pacific Northwest in the first half of the year reduced our gross margin. Prices recovered slightly in the third quarter when all our generation capacity was available.

•	Canadian Gas: Comparable EBITDA for the three and nine months ended Sept. 30, 2016 was $53 million and $174 million compared to $50 million and $155 million, respectively, for the same periods in 2015. Higher comparable EBITDA resulted from cost reduction initiatives, and re-contracting of the Poplar creek facility. Changes in unrealized mark-to-market of gas positions partially offset these gains.

•	Australian Gas: Comparable EBITDA increased $8 million on a year-to-date basis compared to 2015. The increase to comparable EBITDA during 2016 was mainly due to the increase in capacity payments relating to the completed gas reticulation asset at our Solomon gas plant. We also benefited from increased comparable EBITDA from the natural gas pipeline commissioned in late March 2015.

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(1) At the beginning of the first quarter 2016, we have chosen to disaggregate presentation of the Gas reportable segment into its two operating segments, Canadian Gas and Australian Gas. Previously included legacy costs of the non-operating U.S. Gas function have been re-allocated to U.S. Coal to align with management’s internal monitoring practices. Comparative segmented results for 2015 have been restated to align with separate reporting of the two segments and the reallocation of the non-operating costs.

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•	Wind and Solar: Comparable EBITDA was up $9 million during the quarter, and $18 million on a year-to-date basis compared to the same periods in 2015, due to the contribution from assets with a combined capacity of 136 MW acquired during the second half of 2015. Higher generation from our portfolio and the favourable impact of foreign exchange rates more than offset the impact of lower merchant prices in Alberta for the third quarter and year-to-date periods, respectively.

•	Hydro: Comparable EBITDA during the third quarter and year-to-date periods in 2016 was higher by $4 million and $8 million, respectively, compared to the same periods in 2015, primarily due to cost reduction initiatives achieved as well as higher water resources.

•	Energy Marketing: Comparable EBITDA increased by $4 million and $28 million during the third quarter and year-to-date, respectively, compared to the same periods in 2015, due to a return to normal level of gross margin from our short-term strategies and solid performance across all trading portfolios. Last year’s negative results and losses were largely attributable to volatile market conditions in the Alberta and Pacific Northwest regions.

Third Quarter 2016 Financial and Operational Highlights

In $CAD millions, unless otherwise stated	3 Months Ended		9 Months Ended
	Sept. 30, 2016	Sept. 30, 2015	Sept. 30, 2016	Sept. 30, 2015
Adjusted availability (%) (1)	89.0	91.2	89.3	87.8
Production (GWh) (1)	10,769	10,839	27,533	29,559
Revenue	620	641	1,680	1,672
Comparable EBITDA	244	219	771	677
Net earnings (loss) attributable to common shareholders(2)	(12)	154	56	(17)
Comparable net loss attributable to common shareholders	(11)	(33)	(17)	(51)
Comparable Funds from Operations	163	126	535	497
Cash Flow from Operating Activities	228	200	622	314
Comparable Free Cash Flow	57	8	206	141
Net earnings (loss) per common share(2)	(0.04)	0.55	0.19	(0.06)
Comparable net (loss) per share	(0.04)	(0.12)	(0.06)	(0.18)
Comparable Funds from Operations per share	0.57	0.45	1.86	1.78
Comparable Free Cash Flow per share	0.20	0.03	0.72	0.51
Dividends declared per common share	0.04	0.18	0.12	0.54

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(1) Adjusted for economic dispatching at U.S. Coal.

(2) 2015 restated to reflect prior period correction to tax. Refer to the Accounting Changes section of this quarter’s MD&A.

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Comparable EBITDA for the three and nine months ended September 30, 2016, increased by $25 million and $94 million, respectively, compared to the same periods in 2015. Improved results during the quarter are a result of positive contributions from renewable assets acquired in the second half of 2015, solid performance from our gas and renewable portfolio, and cost reduction initiatives across the fleet implemented in 2015. The contract profile and hedging strategy of our generation in Alberta mitigated the impact of lower prices during the quarter. Year-to-date, all segments, with the exception of U.S. Coal, delivered improved or similar results compared to last year.

Comparable FFO for the quarter increased by $37 million to $163 million compared to the same period in 2015. Last year, comparable FFO included the cash impact of losses incurred by Energy Marketing in the second quarter. Comparable FFO for the year-to-date 2016 increased $38 million compared to the same period in 2015, due to higher comparable EBITDA from assets added last year, good performance from the portfolio of renewable assets, and lower costs.

Comparable net loss attributable to common shareholders for the third quarter of 2016 was $11 million ($0.04 net loss per share), an improvement from a comparable net loss of $33 million ($0.12 net loss per share) during the third quarter of 2015. Year-to-date, comparable net loss attributable to common shareholders was $17 million ($0.06 net loss per share), down from a comparable net loss of $51 million ($0.18 net loss per share) in the same period in 2015. The improvements during the third quarter and year-to-date primarily relate to contributions from assets we acquired last year, solid performance from the portfolio of renewable assets, and cost reduction initiatives. Higher earnings attributable to non-controlling interests associated with the sale of additional non-controlling interests in TransAlta Renewables during the last half of 2015 partially offset the increase in comparable EBITDA.

Reported net loss attributable to common shareholdersin the third quarter of 2016 was $12 million ($0.04 net loss per share) compared to net earnings of $154 million ($0.55 net earnings per share) for the same period in 2015. On a year-to-date basis, reported net earnings attributable to common shareholders was $56 million ($0.19 net earnings per share) compared to a net loss of $17 million ($0.06 net loss per share) for the same period in 2015. Last year’s net earnings include the gain on the Poplar Creek contract restructuring ($193 million(1)), the cost of the settlement with the Market Surveillance Administrator (the “MSA”) ($55 million(1)), restructuring costs ($8 million(1) for the quarter, and $13 million(1) year-to-date), and a $95 million income tax charge associated with the sale of an economic interest in our Australian business to TransAlta Renewables. Negative changes to our de-designated and economic hedges at U.S. Coal during the quarter and year-to-date periods accounted for $6 million ($5 million(1)) and $24 million ($17 million(1)), respectively. Third quarter and year-to-date reported earnings in 2016 include $13 million (2015 - $11 million gain) and $54 million (2015 - $7 million gain), respectively, of non-comparable unrealized losses on intercompany financial instruments that are attributable only to the non-controlling interests.

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 1 Net of related income tax expense.

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Other Recent Events

$159 Million Project Financing

On June 3, 2016, our indirect wholly-owned subsidiary New Richmond Wind L.P. issued non-recourse bonds in the amount of $159 million, bearing interest at 3.963 per cent, with principal and interest payable semi-annually, and maturing on June 30, 2032. Proceeds were used to repay our credit facility, repay a maturing Canadian Hydro Developers, Inc. (“CHD”) bond, and further finance the construction of the South Hedland power project.

Sundance, Sheerness, and Keephills PPA Terminations

In March and May 2016, the buyers under the legislated Sundance, Sheerness, and Keephills PPAs announced their intention to transfer their respective obligations under the PPAs to the Balancing Pool because of a change in Alberta law. Accordingly, the Balancing Pool began its investigation to determine whether these transfers are permitted by the terms of the PPAs in the current circumstances and, if so, when the transfers would become effective. We understand that the Balancing Pool has since stated that it will not complete its investigation until after a completion of the proceeding filed on July 25, 2016 by the Attorney General for the Province of Alberta. In that proceeding, the Attorney General claims relief against all buyers who have purported to transfer their respective obligations under the PPAs, the owner of the Battle River #5 PPA, the Alberta Utilities Commission, and the Balancing Pool. The Attorney General challenges, among other things, the basis on which the buyers have purported to transfer their PPA obligations to the Balancing Pool. The outcomes of both the Attorney General’s proceeding and any investigation by the Balancing Pool are uncertain.

If the Balancing Pool eventually confirms the transfers of the PPAs, it will assume the role of the buyers and carry out the responsibilities of the buyers under the PPAs, including dispatching the generating units and making the capacity and energy payments to TransAlta until the end of the PPA terms. Pursuant to the Electric Utilities Act (Alberta), it could also choose to terminate the PPAs after following the requirements of legislation, which would include paying TransAlta an amount equal to the applicable closing net book value of the generating units. TransAlta does not presently expect the transfer of the PPAs to the Balancing Pool to have a material impact on our business.

Notwithstanding all the above events, TransAlta continues to operate the PPA generating units in their ordinary course and to receive the capacity and energy payments due to TransAlta under the PPAs.

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Credit Ratings Outlook

As at September 30, 2016, we maintain investment grade ratings from three credit rating agencies, but during the first quarter, DBRS and Fitch changed their outlooks from stable to negative. Their negative outlooks are a reflection of low energy prices and concerns over coal generation transition in Alberta. We remain focused on strengthening our financial position by de-leveraging our capital structure and securing a fair agreement with the Government of Alberta that facilitates their goal to transition generation in the province to gas and renewables.

The complete report for the quarter, including MD&A and unaudited interim financial statements, as well as our quarterly presentation, will be available on the Investors section of our website: www.transalta.com.

Conference call

We will hold a conference call and webcast at 9:00 a.m. MT (11:00 a.m. ET) today to discuss our third quarter 2016 results. The call will begin with a short address by Dawn Farrell, President and CEO, and Donald Tremblay, Chief Financial Officer,followed by a question and answer period for investment analysts, investors and other interested parties. A question and answer period for the media will immediately follow. Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jaeson Jaman" as moderator.

Dial-in numbers:
Toll-free North American participants call: 1-800-319-4610

Outside of Canada & USA call: 1-604-638-5340

A link to the live webcast will be available on the Investor Centre section of TransAlta’s website at http://www.transalta.com/investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-669-9658 (Canada and USA toll free) or 1-604-674-8052 (Outside of Canada) with TransAlta pass code 00636 followed by the # sign. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

About TransAlta

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada’s Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

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For more information about TransAlta, visit our web site at www.transalta.com or follow us on Twitter @TransAlta.

Cautionary Statement Regarding Forward Looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: TransAlta’s business and anticipated future financial performance; expected governmental regulatory regimes and legislation (including the Government of Alberta’s Climate Leadership Plan) and the timing of the implementation of such regimes and regulations; our ability to achieve a beneficial outcome in connection with the coal-fired generation transition being pursued pursuant to the Alberta Climate Leadership Plan; the impact of the purported transfer of the Alberta PPAs to the Balancing Pool; our plans and strategies relating to repositioning our capital structure and strengthening our balance sheet, including increasing liquidity by year-end by executing our project finance plan utilizing such incremental liquidity towards the completion of South Hedland and repaying maturing debt; and the construction and commissioning of the South Hedland power project and its expected timing, costs and benefits. By their nature, forward-looking information requires us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking information will not prove to be accurate and readers are cautioned not to place undue reliance on our forward-looking information as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information. Some of the factors that could cause such differences include: operational risks involving our facilities; changes in market prices where we operate; equipment failure and our ability to carry out repairs in a cost effective and timely manner, including unplanned outages at generating facilities and associated capital investments; the effects of weather; disruptions in the source of fuels, water or wind required to operate our facilities; energy trading risks; failure to obtain necessary regulatory approvals in a timely fashion; legislative or regulatory developments and their impacts, including the outcome of the coal-fired generation transition under the Government of Alberta’s Climate Leadership Plan; increasingly stringent environmental requirements and their impacts; increased competition; global capital markets activity (including our ability to access financing at a reasonable cost); changes in prevailing interest rates; currency exchange rates; inflation levels and commodity prices; general economic conditions in the geographic areas where we operate; deterioration of credit markets; and impediments to the construction of South Hedland. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless noted otherwise.

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For more information: Investor Inquiries:	Media Inquiries:
Jaeson Jaman Manager, Investor Relations Phone: 1-800-387-3598 in Canada and U.S. Email: investor_relations@transalta.com	Stacey Hatcher Manager, Communications Toll-free media number: 1-855-255-9184 Email: ta_media_relations@transalta.com

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